Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite REIT Inc. held on June 17, 2015.

A total of 36,995,899 Stapled Units (78.69% of outstanding Stapled Units) were represented in person or by proxy at the Meetings.

1.	By resolution passed by a vote conducted by a show of hands, the individuals below, as nominees listed in the management information circular relating to the Meetings, were each elected as trustees of Granite REIT and directors of Granite REIT Inc. to hold office until the next annual general meeting or until their successors are duly elected. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	36,089,493	98.87	413,620	1.13	36,140,002	99.01	363,111	0.99
Peter Dey	35,735,219	97.90	767,894	2.10	35,790,305	98.05	712,808	1.95
Barry Gilbertson	35,805,743	98.09	697,370	1.91	35,791,350	98.05	711,763	1.95
Thomas Heslip	36,492,819	99.97	10,294	0.03	36,491,113	99.97	11,969	0.03
Gerald Miller	36,163,590	99.07	339,523	0.93	36,148,886	99.03	354,227	0.97
Scott Oran	36,098,515	98.89	404,598	1.11	36,155,872	99.05	347,241	0.95
G. Wesley Voorheis	36,093,762	98.88	409,351	1.12	36,155,569	99.05	347,544	0.95

2.	By resolution passed by a vote conducted by a show of hands, Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite REIT Inc. until the next annual general meeting or until a successor is appointed, and the board of directors of Granite REIT Inc. was authorized to fix the remuneration of the auditor of Granite REIT Inc. Proxies received by management in advance of the Meetings indicated that votes for the re-appointment of Deloitte LLP as auditor of Granite REIT were 99.93%, and votes for the re-appointment of Deloitte LLP as auditor of Granite REIT Inc. were 99.90%.

DATED as of this 17th day of June, 2015.

GRANITE REAL ESTATE INVESTMENT TRUST

By: (signed) “Jennifer Tindale”

Jennifer Tindale

Executive Vice President, General Counsel and Secretary

GRANITE REIT INC.

By: (signed) “Jennifer Tindale”

Jennifer Tindale

Executive Vice President, General Counsel and Secretary